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SEC FILE NUMBER: 001-14365

CUSIP NUMBER: 190463208
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING

(Check One):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q

	☐	Form N-SAR	☐	Form N-CSR

	For Period Ended:		December 31, 2004
	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION El Paso CGP Company
Full Name of Registrant
Former Name if Applicable 1001 Louisiana Street
Address of Principal Executive Office (Street and Number) Houston, TX 77002
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following prescribed due date; and

☑

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Under Rule 3-09 of Regulation S-X, we are required to include in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the consolidated financial statements of Javelina Company for the three-year period ended December 31, 2004.   These financial statements have not been completed at this time and, as a result, we could not include those financial statements in our Form 10-K by the March 31, 2005 filing deadline.

In addition, within the two weeks preceding March 31, 2005, we identified and resolved a restatement of the financial statements for El Paso Corporation, our parent, and certain of our affiliates. In this same timeframe, El Paso was also completing its implementation of Section 404 of the Sarbanes-Oxley Act of 2002. These procedures, which identified material weaknesses in El Paso’s internal control over financial reporting, will also impact the reporting of controls and procedures in our Form 10-K.  We expect to report that we did not maintain effective internal control over financial reporting because of a material weakness identified in our internal control over access to financial application programs and data.  The substantial time and resources needed to resolve these matters has prevented us from completing our year-end financial reporting procedures and has delayed the completion and filing of our Annual Report on Form 10-K without unreasonable effort and expense.  We anticipate filing our Annual Report on Form 10-K on or before April 15, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

D. Dwight Scott		(713)	420-3040
(Name)		(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐	No	☑	Yes

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐	No	☑	Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2004, we currently estimate that El Paso CGP will incur a net loss of $185 million compared with a net loss of $1.1 billion for 2003. In 2003, we incurred significant net losses on our long-lived assets in our discontinued operations of approximately $1.4 billion, before income taxes, as we pursued the sale of our petroleum markets operations.

The foregoing estimates of El Paso CGP’s results of operations for the annual period ending December 31, 2004 and the corresponding periods in 2003 are subject to change pending the completion by PricewaterhouseCoopers LLP, our independent auditors, of their audits of the annual financial statements.

El Paso CGP Company
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2005	By			/s/ D. Dwight Scott
D. Dwight Scott Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	The form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).